GENIUS JUICE, LLC

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To Management
Genius Juice, LLC
Torrance, California

We have reviewed the accompanying financial statements of Genius Juice, LLC, which comprise the balance sheet as of December 31, 2019 & 2018, and the related statements of income, statements of retained earnings and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 10, 2020

Genius Juice, LLC
Balance Sheets
December 31, 2019 and 2018

ASSETS

		2019		2018
CURRENT ASSETS				
Cash and cash equivalents	$	13,997	$	134,186
Accounts receivable, net		21,328		10,884
Inventory		338,371		50,003
Prepaid expenses and other current assets		33,530		-
TOTAL CURRENT ASSETS		407,226		195,073
OTHER ASSETS				
Intangible assets		4,278		3,978
		4,278		3,978
TOTAL ASSETS	$	411,504	$	199,051

LIABILITIES AND STOCKHOLDERS' EQUITY

		2019		2018
CURRENT LIABILITIES				
Accounts payable	$	331,525	$	178,908
Factoring liability		12,704		-
Convertible notes		200,000		
Line of credit		194,107		-
Accrued interest		18,152		2,444
TOTAL CURRENT LIABILITIES		756,488		181,352
LONG-TERM LIABILITIES				
Accrued interest		15,847		-
Note payable - related party		1,081,483		713,266
Convertible note		50,000		200,000
TOTAL LONG-TERM LIABILITIES		1,147,330		913,266
TOTAL LIABILITIES		1,903,818		1,094,618
STOCKHOLDERS' EQUITY				
Common stock, authorized 100 shares, issued and outstanding 100 shares, par value $0.10		10		10
Additional paid-in capital		580,740		540,740
Retained earnings		(2,073,064)		(1,436,317)
TOTAL STOCKHOLDERS' EQUITY		(1,492,314)		(895,567)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	411,504	$	199,051

See independent accountant's review report and notes to the financial statements.

Genius Juice, LLC
Statements of Income
December 31, 2019 and 2018

	2019	2018
REVENUES	$ 648,195	$ 323,245
COST OF GOODS SOLD	592,866	226,925
GROSS PROFIT	55,329	96,320
OPERATING EXPENSES		
Professional fees	341,930	92,448
Sales and marketing	248,222	136,582
General and administrative	10,488	46,982
Logistics	53,925	16,726
Research and development	22,637	9,756
TOTAL OPERATING EXPENSES	677,202	302,494
NET OPERATING INCOME	(621,873)	(206,174)
OTHER INCOME		
Gain on sale of asset	-	5,086
Other income/(expense)	16,963	17,368
Amortization expense	(4,700)	(2,079)
Interest expense	(26,306)	(7,793)
NET INCOME (LOSS) BEFORE TAXES	$ (635,916)	(193,592)
INCOME TAX EXPENSE	(831)	(829)
NET INCOME (LOSS)	$ (636,747)	$ (194,421)

See independent accountant's review report and notes to the financial statements.

Genius Juice, LLC
Statements of Retained Earnings
December 31, 2019 and 2018

	Common Stock								
	Shares		Amount		Contributions (Distributions)		Retained Earnings (Accumulated Deficit)		Total
Balance at January 31, 2018	100	$	10		490,740	$	(1,241,896)	$	(751,146)
Common stock contribution					50,000			$	50,000
Net income							(194,421)	$	(194,421)
Balance at December 31, 2018	100	$	10	$	540,740	$	(1,436,317)	$	(895,567)
Common stock contribution	-		-		40,000		-	$	40,000
Net income	-		-		-		(636,747)	$	(636,747)
Balance at December 31, 2019	**100**	**$**	**10**	**$**	**580,740**	**$**	**(2,073,064)**	**$**	**(1,492,314)**

See independent accountant's review report and notes to the financial statements.

Genius Juice, LLC
Statements of Cash Flows
December 31, 2019 & 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (636,747)	$ (194,421)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization expense	4,700	2,079
(Increase) decrease in assets:		
Accounts receivable	(10,444)	(2,706)
Inventory	(288,368)	(50,003)
Prepaid expenses and other current assets	(33,530)	5,756
Increase (decrease) in liabilities:		
Accounts payable	152,617	(20,253)
Accrued interest	31,555	2,444
Credit cards payable	-	(18,724)
CASH USED FOR OPERATING ACTIVITIES	(780,217)	(275,828)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(5,000)	-
Cash from sale of fixed asset	-	6,914
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(5,000)	6,914
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	50,000	200,000
Loans from related parties	368,217	200,056
Cash received from factoring	12,704	
Contribution of capital	40,000	50,000
Net borrowings under line-of-credit agreement	194,107	-
Principal payments on long term debt	-	(69,543)
CASH PROVIDED BY INVESTING ACTIVITIES	665,028	380,513
NET INCREASE (DECREASE) IN CASH	(120,189)	111,599
CASH AT BEGINNING OF YEAR	134,186	22,587
CASH AT END OF YEAR	$ 13,997	$ 134,186

Genius Juice, LLC
Notes to the Financial Statement
December 31, 2019 and 2018

1. **Summary of Significant Accounting Policies**

The Company
Genius Juice, LLC (the "Company") was incorporated in the State of California on January 8, 2014. The Company is headquartered in Torrance, California and as is doing business as Genius – Whole Coconut Smoothies.

Genius Juice started as not only a mission to bring the healthiest and tastiest product to market, but also to be a zero-waste company. Their goal was to utilize the entire coconut inside and out. Once they extract the coconut water and coconut meat which is blended into a delicious coconut smoothie, they 'UP-CYCLE' the coconut husk. The coconut husk is then used for generating alternative energy and also converted into coconut charcoal for detoxification products. Their mission is truly ZERO WASTE and utilization of the ENTIRE coconut!

Going Concern
Since Inception, the Company has relied on funds from owners, investors and loans to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to streamline the manufacturing process.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, and 2018, the Company is operating as a going concern.

Accounts Receivable
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2019, and 2018 the Company had $21,328 and $10,884, respectively in accounts receivable, and nil and $25,000 in allowance for doubtful accounts.

During 2019, the Company entered into an accounts receivable factoring agreement.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Inventory
Inventories are stated at cost. At December 31, 2019, the balance of inventory related to finished goods was $320,939 and $17,432 related to raw materials. At December 31, 2018 the balance of inventory related to finished goods was $50,003.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Intangible Assets
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $648,195 and $323,245, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Convertible Notes</u>

The Company has issued several promissory notes. In 2018, three promissory notes were issued for a total of $200,000, with 6% APRs and maturity dates in 2020. In 2019, one promissory note was issued for a total of $50,000, with 6% APRs and maturity dates in 2021.

4. **Equity**

    Common Stock
    The Company has authorized 100 shares of its common stock with a par value of $0.10. Of those shares, 100 have been issued at December 31, 2019 and 2018.

5. **Accounts Receivable Factoring**

    In 2019 the Company entered into an agreement with a Factoring company whereby the Company will assign, in the Factor's sole discretion, selected accounts receivable to the Factor in exchange for initial cash funding ("factor advances") for up to 80% of the factored receivable. The minimum 20% reserve held back by the Factor is released after collection of the account receivable by the Factor. The company pays a 3% factor fee for each factored receivable. Since the factoring agreement provides for full recourse against the Company for factored accounts receivable that are not collected by the Factor for any reason, and the collection of such accounts receivable are fully secured by substantially all assets of the Company, the factoring advances have been treated as secured loans on the accompanying balance sheets. The total accounts receivable factored in 2019 and 2018 was $46,785 and nil respectively. The factor fees paid in 2019 and 2018 were $832 and nil, respectively. The Company intends to reduce or eliminate the use of Factoring in 2020 due to the high cost of this facility. Total outstanding accounts receivable factored at December 31, 2019 and 2018 which is included in accounts receivable on the accompanying balance sheets was $16,938 and nil, respectively.

6. **Line of Credit**

    In March 2019, the Company secured a line of credit from their manufacturing supplier. The line is unsecured and non-collateralized and holds a 12% per annum interest rate. The maximum amount allowed on the line of credit is $200,000. The balance fluctuates between $32,000 and $200,000 at any given time.

7. **Note Payable – Related Party**

    Since inception, related parties have provided loans to the Company valued at $1,081,483 and $713,266 as of December 31, 2019 and 2018, respectably. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

8. **Going Concern**

    These financial statements are prepared on a going concern basis. The Company registered on January 8, 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. **Subsequent Events**

    The Company has evaluated subsequent events through March 10, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.